International DisplayWorks, Inc.
                           599 Menlo Drive, Suite 200
                                Rocklin, CA 95765


                                  March 3, 2005

Via EDGAR
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Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Application for Withdrawal of Registration Statement on Form S-1/S-3
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          (No. 333-123013)
          ----------------

Dear Sir/Madam:

     Pursuant  to  Rule  477  of  the   Securities  Act  of  1933,  as  amended,
International DisplayWorks, Inc., (the "Company") hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

     The withdrawal of the Registration Statement is due to inadvertent errors in the EDGAR header tags for the above-referenced Registration Statement. This letter will also confirm that no shares of the Company's common stock were sold pursuant to the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Should you have any questions or comments, please do not hesitate to contact David C. Adams, Esq. of Bartel Eng & Schroder, a Law Corporation, counsel to the Company, at (916) 442-0400.

                                                     Very truly yours,
                                                     International DisplayWorks,
                                                     Inc.


                                                     /s/ Thomas A. Lacey
                                                     Thomas A. Lacey,
                                                     Chief Executive Officer